                                                                   Exhibit 99(a)

NEWS RELEASE


                                                            Cleveland-Cliffs Inc
                                                            1100 Superior Avenue
                                                      Cleveland, Ohio 44114-2589



                            CLEVELAND-CLIFFS REPORTS
                            ------------------------
                           SECOND QUARTER 2001 RESULTS
                           ---------------------------


         Cleveland, OH -- July 25, 2001-- Cleveland-Cliffs Inc (NYSE:CLF) today reported a net loss of $15.1 million, or $1.50 per diluted share, for the second quarter of 2001, and a net loss of $24.7 million, or $2.45 per diluted share, for the first half of 2001. In the second quarter of 2000, Cliffs recorded net income of $11.0 million, or $1.04 per diluted share, and first half 2000 net income was $7.5 million, or $.71 per diluted share.

                  Following is a summary of results:



                                                  NET INCOME (LOSS)
                                           (IN MILLIONS, EXCEPT PER SHARE)
                                      SECOND QUARTER             FIRST HALF
                                  ---------------------    ---------------------
                                      2001         2000        2001         2000
                                  --------     --------    --------     --------
Net Income (Loss)
     Excluding Special Items      $  (15.1)    $    7.6    $  (24.7)    $    4.1
Special Items                         --            3.4        --            3.4
                                  --------     --------    --------     --------
Net Income (Loss)
     Amount                          (15.1)        11.0       (24.7)         7.5
     Per Share                       (1.50)        1.04       (2.45)         .71


         Excluding special items, second quarter 2001 results were $22.7 million below 2000, and first half 2001 results were $28.8 million below 2000. The lower results in 2001 were primarily due to production curtailments, lower pellet sales volume, higher mine costs, a decrease in royalties and management fees, a greater loss from Cliffs and Associates Limited (CAL) and higher interest expense, partly offset by a modest increase in the average price realization on pellet sales. Higher energy costs contributed to the increase in mine costs. Second quarter and first half 2001 results benefited from the sale of non-strategic lands, and first half 2001 results included a $2.1 million pre-tax charge for restructuring activities.





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


John S. Brinzo, Cliffs' Chairman and Chief Executive Officer, said, "Soft markets and excessive inventories caused most domestic steel mills to operate at low levels in the first six months of 2001. As a result, Cliffs' iron ore pellet sales in the first half of 2001 were 2.8 million tons versus 4.1 million tons in 2000." Second quarter sales were 2.3 million tons compared to 3.4 million tons in 2000.

OPERATIONS
----------

         Iron ore pellet production at Cliffs-managed mines was 6.5 million tons in the second quarter of 2001 versus 10.8 million tons in 2000. First-half production was 13.4 million tons compared to 20.6 million tons in 2000. Cliffs' share of production in the second quarter and first half of 2001 was 1.2 million tons below 2000. Following is a summary of production tonnages by mine for the first half of 2001 and 2000:



                                             (TONS IN MILLIONS)
                                   ------------------------------------
                                         TOTAL          CLIFFS' SHARE
                                   ----------------    ----------------
                                    2001      2000      2001      2000
                                   ------    ------    ------    ------
Empire                                3.3       3.8       1.0        .8
Hibbing                               2.8       4.0        .1        .6
LTV Steel Mining                       --       3.8        --        --
Northshore                            1.7       2.2       1.7       2.2
Tilden                                2.7       3.8       1.1       1.5
Wabush                                2.9       3.0        .7        .7
                                   ------    ------    ------    ------
                          Total      13.4      20.6       4.6       5.8
                                   ======    ======    ======    ======


The 7.2 million ton decrease in total production was principally due to the permanent closure of LTV Steel Mining Company at the beginning of 2001 and production curtailments at the Empire, Hibbing, Northshore and Tilden Mines. The following table summarizes the production curtailments that have been implemented:

                                       PERIOD OF
                                      CURTAILMENT
                          -----------------------------------------

        EMPIRE               June 3 - July 15
        HIBBING              January 28 - March 11
                             June 17 - August 5
        TILDEN               May 13 - June 23
        NORTHSHORE           Only operating 2 of 3 pelletizing lines

Further production curtailments are planned at Northshore in the fourth quarter, and production schedules at all mines for the remainder of 2001 are subject to change.

         The CAL hot-briquetted iron (HBI) plant in Trinidad has made progress during the ramp-up of operations that started in mid-March. As of June 30, the plant had produced 59,000 tons of commercial grade Circal(TM) briquettes, and shipments through June 30 totaled 42,000 tons. The first half loss from CAL was higher than last year primarily due


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

to Cliffs' increased ownership of CAL. Cliffs increased its CAL ownership from
46.5 percent to approximately 82 percent as a result of the Company and Lurgi acquiring LTV Corporation's 46.5 percent share of CAL in November 2000.

SPECIAL ITEMS IN 2000
---------------------

         Earnings for the second quarter and first half of 2000 included $3.4 million of income attributable to two special items. Cliffs recorded a $15.0 million ($9.8 million after-tax) recovery on a business interruption insurance claim related to the loss of pellet sales to Rouge Industries in 1999, that was partly offset by a $9.1 million charge ($6.4 million after-tax) to recognize the reduction in the market value of LTV Corporation shares then owned by the Company.

LIQUIDITY
---------

         At June 30, 2001, Cliffs had cash and cash equivalents of $56 million. In May 2001, the Company borrowed the remaining $35 million available under its $100 million unsecured revolving credit facility to fund pellet inventories and other working capital requirements. At the end of June, there were 5.3 million tons of pellets in inventory at a cost of $151 million, a decrease of .4 million tons since March 31, 2001. Pellet inventory at June 30, 2000 was 3.2 million tons, or $91 million. Cash flow from inventory liquidation is expected to permit repayment of all of borrowings under the revolving credit facility by year-end.

OUTLOOK
-------

         A sharp decline in steel demand caused North American steelmakers to operate at less than 80 percent of capacity in the first half of 2001. Conditions are expected to improve late this year, and into 2002, due to a decrease in imports and reduction of inventories, but the recovery will likely be restrained by the worst downturn in manufacturing since the Gulf War recession.

         Brinzo said, "We continue to have considerable uncertainty regarding the pellet requirements of certain customers, and our sales forecast for the full year 2001 has been reduced to approximately 10 million tons. This estimate assumes LTV Corporation will continue to operate two blast furnaces in Cleveland and two furnaces in Chicago." Separately, LTV continues to meet its obligations as a 25 percent partner in the Empire Mine, but has neither affirmed nor rejected its ownership in Empire.

         Given the weak sales forecast for the second half of 2001, the high level of inventory at June 30 and the plan to significantly reduce inventory by the end of the year, full year production will be significantly below Cliffs' production capacity of 12.8 million tons. Production curtailments have been implemented in Minnesota and Michigan in the first half and additional curtailments are expected. With fixed costs representing approximately one-third of total production costs, Cliffs' financial results for the second half will continue to be adversely impacted by costs associated with the curtailments. A modest loss is expected in the second half.


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

         Brinzo said, "We are managing our iron ore business with the expectation that integrated steel and iron ore production capacity will shrink and foreign competition will remain intense. With most steel companies interested in exiting their iron ore ownership positions, there is a unique opportunity for Cliffs to be a bigger, more powerful force in a consolidating industry. Cliffs should be and will be the leader in remaking the iron ore business in the United States. We have been in the business for 154 years and we're good at what we do.

         Having said that, we also recognize that we must make major changes in how we operate and staff our mines if they are going to be world class competitive. We must be relentless in pursuing increased productivity and cost reduction. Cliffs' mines must deliver pellets to North American steel producers at a cost that encourages steelmakers to use their blast furnaces rather than import foreign made semi-finished steel slabs.

         We know we can only achieve success if we reject the status quo and think in new terms. We have put new programs in place in recent months, and others are under development that will allow us to achieve our objectives. Every employee throughout the organization is expected to become part of the solution for a better tomorrow. We will prevail in our mission to better serve a "new" steel industry and restore Cliffs' shareholder value."

                      * * * * * * * * * * * * * * * * * * *

         Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

         This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

         Actual results may differ materially from such statements for a variety of factors; such as displacement of iron production by North American integrated steel producers due to electric furnace production or imports of semi-finished steel or pig iron; changes in the financial condition of the Company's partners and/or customers; rejection of major contracts and/or venture agreements by customers and/or participants under provisions of the U.S. Bankruptcy Code or similar statutes in other countries; changes in imports of steel, iron ore, or ferrous metallic products; changes due to the ability of Cliffs and Associates Limited to forecast revenue rates, costs and production levels; domestic or international economic and political conditions; major equipment failure, availability and magnitude and duration or repairs; process difficulties; and availability and cost of key components of production (e.g., labor, electric power, fuel, water).


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

          Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's Annual Report for 2000 and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' web site. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

         Cliffs will host its second quarter 2001 earnings conference call tomorrow, July 26, at 10:00 a.m. EDT. The call will be broadcast live on Cliffs' website at http://www.cleveland-cliffs.com. A replay of the call will be available on the website for 30 days.

Contacts:
---------
Media:  Ralph S. Berge, (216) 694-4870
Financial Community:  Fred B. Rice, (800) 214-0739 or (216) 694-5459

News releases and other information on the Company are available on the Internet at http://www.cleveland-cliffs.com





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
                        CLEVELAND-CLIFFS INC

                  STATEMENT OF CONSOLIDATED OPERATIONS

                                                                           Three Months            Six Months
                                                                           Ended June 30,         Ended June 30,
                                                                          ----------------       ----------------
(In Millions Except Per Share Amounts)                                    2001        2000       2001        2000
--------------------------------------                                    ----        ----       ----        ----

REVENUES
     Product sales and services
         Iron ore products                                               $  83.1     $ 120.5    $ 104.0     $ 145.6
         HBI products                                                        3.7                    3.7
                                                                         -------     -------    -------     -------
             Total                                                          86.8       120.5      107.7       145.6
     Royalties and management fees                                          10.1        15.4       18.9        24.6
                                                                         -------     -------    -------     -------
             Total Operating Revenues                                       96.9       135.9      126.6       170.2
     Insurance recovery                                                                 15.0                   15.0
     Interest income                                                          .9          .4        2.0         1.4
     Other income                                                            2.2         1.1        4.6         2.1
                                                                         -------     -------    -------     -------
                                                       TOTAL REVENUES      100.0       152.4      133.2       188.7

COSTS AND EXPENSES
     Cost of goods sold and operating expenses
         Iron ore products                                                 104.2       116.3      140.2       147.4
         HBI products                                                       10.3                   10.3
                                                                         -------     -------    -------     -------
             Total                                                         114.5       116.3      150.5       147.4
     Administrative, selling and general expenses                            5.2         4.9        8.0         8.3
     Loss on long-term investment                                                        9.1                    9.1
     Pre-operating loss in
         Cliffs and Associates Limited                                                   3.4        5.8         6.3
     Interest expense                                                        2.5         1.3        4.6         2.5
     Other expenses                                                          1.4         1.4        3.9         3.8
                                                                         -------     -------    -------     -------
                                             TOTAL COSTS AND EXPENSES      123.6       136.4      172.8       177.4
                                                                         -------     -------    -------     -------

INCOME (LOSS) BEFORE
     INCOME TAXES AND MINORITY INTEREST                                    (23.6)       16.0      (39.6)       11.3

INCOME TAXES (CREDIT)                                                       (7.1)        5.0      (12.3)        3.8
                                                                         -------     -------    -------     -------

INCOME (LOSS) BEFORE MINORITY INTEREST                                     (16.5)       11.0      (27.3)        7.5

MINORITY INTEREST                                                            1.4                    2.6
                                                                         -------     -------    -------     -------

NET INCOME (LOSS)                                                        $ (15.1)    $  11.0    $ (24.7)    $   7.5
                                                                         =======     =======    =======     =======

NET INCOME (LOSS) PER COMMON SHARE
     Basic                                                               $ (1.50)    $  1.04    $ (2.45)    $   .71
     Diluted                                                             $ (1.50)    $  1.04    $ (2.45)    $   .71

AVERAGE NUMBER OF SHARES
     Basic                                                                  10.1        10.5       10.1        10.6
     Diluted                                                                10.1        10.6       10.1        10.6

                              CLEVELAND-CLIFFS INC

                      STATEMENT OF CONSOLIDATED CASH FLOWS

                                                             Three Months          Six Months
                                                             Ended June 30,       Ended June 30,
                                                            ----------------     -----------------
(In Millions, Brackets Indicate Decrease in Cash)            2001      2000       2001       2000
-------------------------------------------------           ------    ------     ------     ------

OPERATING ACTIVITIES
     Net income (loss)                                      $(15.1)   $ 11.0     $(24.7)    $  7.5
     Depreciation and amortization:
         Consolidated                                          4.0       3.2        7.8        6.3
         Share of associated companies                         2.4       3.0        5.5        6.2
     Equity loss in Cliffs and Associates Limited                        3.4                   6.3
     Loss on long-term investment                                        9.1                   9.1
     Minority interest in Cliffs and Associates Limited       (1.4)                (2.6)
     Deferred income taxes                                    (4.5)     (3.2)      (6.0)      (3.2)
     Gain on sale of assets                                   (1.1)                (2.5)
     Other                                                      .2       3.2        1.3        2.6
                                                            ------    ------     ------     ------
         Total before changes in operating
            assets and liabilities                           (15.5)     29.7      (21.2)      34.8
     Changes in operating assets and liabilities             (19.4)    (24.9)     (50.6)     (52.8)
                                                            ------    ------     ------     ------
            Net cash from (used by) operating activities     (34.9)      4.8      (71.8)     (18.0)

INVESTING ACTIVITIES
     Purchase of property, plant and equipment:
         Consolidated:
            Cliffs and Associates Limited                      (.1)                (5.5)
            All other                                          (.8)     (1.9)      (2.9)      (2.7)
                                                            ------    ------     ------     ------
                Total                                          (.9)     (1.9)      (8.4)      (2.7)
         Share of associated companies                         (.6)     (1.8)       (.9)      (2.4)
     Equity investment and advances in
         Cliffs and Associates Limited                                  (3.4)                 (7.5)
     Proceeds from sale of assets                              1.2                  2.7
     Other                                                                          (.4)
                                                            ------    ------     ------     ------
            Net cash used by investing activities              (.3)     (7.1)      (7.0)     (12.6)

FINANCING ACTIVITIES
     Dividends                                                (1.1)     (4.0)      (2.1)      (8.0)
     Short-term borrowings                                    35.0                100.0
     Contributions by minority shareholder in
         Cliffs and Associates Limited                         1.3                  6.5
     Repurchases of Common Shares                                       (5.5)                 (5.5)
                                                            ------    ------     ------     ------
            Net cash from (used by) financing activities      35.2      (9.5)     104.4      (13.5)
                                                            ------    ------     ------     ------

INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS                                       $         $(11.8)    $ 25.6     $(44.1)
                                                            ======    ======     ======     ======

                              CLEVELAND-CLIFFS INC

                  STATEMENT OF CONSOLIDATED FINANCIAL POSITION

                                                                                             (In Millions)
                                                                               -------------------------------------------
                                                                                 June 30,       Dec. 31,        June 30,
                                                                                   2001           2000            2000
                                                                               ------------   ------------   -------------
                                    ASSETS
                                    ------

CURRENT ASSETS
      Cash and cash equivalents                                                     $ 55.5         $ 29.9          $ 23.5
      Trade accounts receivable - net                                                 32.4           46.3            46.6
      Receivables from associated companies                                           13.6           18.5            20.5
      Inventories
          Product                                                                    152.0           90.8            91.3
          Supplies and other                                                          23.7           22.4            15.1
                                                                               ------------   ------------   -------------
                                                                                     175.7          113.2           106.4
      Other                                                                           37.1           40.1            31.7
                                                                               ------------   ------------   -------------
                                                       TOTAL CURRENT ASSETS          314.3          248.0           228.7

PROPERTIES - NET                                                                     273.2          272.7           150.0

INVESTMENTS IN ASSOCIATED COMPANIES                                                  132.4          138.4           226.6

OTHER ASSETS                                                                          61.3           68.7            78.4
                                                                               ------------   ------------   -------------

                                                               TOTAL ASSETS        $ 781.2        $ 727.8         $ 683.7
                                                                               ============   ============   =============


                     LIABILITIES AND SHAREHOLDERS' EQUITY
                     ------------------------------------

CURRENT LIABILITIES
      Short-term borrowings                                                        $ 100.0        $               $
      Accounts payable and accrued expenses                                           84.4          102.2            79.9
                                                                               ------------   ------------   -------------
                                                  TOTAL CURRENT LIABILITIES          184.4          102.2            79.9

LONG-TERM DEBT                                                                        70.0           70.0            70.0

POSTEMPLOYMENT BENEFIT LIABILITIES                                                    65.2           71.7            67.2

OTHER LIABILITIES                                                                     58.2           58.0            59.5

MINORITY INTEREST                                                                     27.8           23.9

SHAREHOLDERS' EQUITY                                                                 375.6          402.0           407.1
                                                                               ------------   ------------   -------------

                                    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $ 781.2        $ 727.8         $ 683.7
                                                                               ============   ============   =============


--------------------------------------------------------------------------------
UNAUDITED FINANCIAL STATEMENTS

      In management's opinion, the unaudited financial statements present fairly the company's financial position and results. All supplementary information required by generally accepted accounting principles for complete financial statements has not been included. For further information, please refer to the Company's latest Annual Report.